Exhibit 99.2

Brookfield Renewable Energy Partners L.P.
Q2 2013 INTERIM REPORT

TABLE OF CONTENTS

Letter To Shareholders	1
Financial Review for the Three Months Ended June 30, 2013	9
Financial Review for the Six Months Ended June 30, 2013	15
Analysis Of Consolidated Financial Statements and Other Information	21
Unaudited Interim Consolidated Financial Statements as at and for the Three and Six Months Ended June 30, 2013	37

OUR OPERATIONS

We operate our facilities through three regional operating centers in the United States, Canada and Brazil which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 196 hydroelectric generating stations, 11 wind facilities, and two natural gas-fired plants. Overall, the assets we own or manage have 5,900 MW of generating capacity and annual generation exceeding 22,200 GWh based on long-term averages. The table below outlines our portfolio as at June 30, 2013:

	River	Generating	Generating	Capacity(1)	LTA(2)(3)	Storage
Markets	systems	Stations	Units	(MW)	(GWh)	(GWh)
Operating Assets
Hydroelectric generation(4)
United States	28	126	371	2,696	9,951	3,582
Canada	18	32	72	1,323	5,062	1,261
Brazil	24	38	85	680	3,701	(5) N/A
	70	196	528	4,699	18,714	4,843
Wind energy
United States	-	8	724	538	1,394	-
Canada	-	3	220	406	1,197	-
	-	11	944	944	2,591	-
Other	-	2	6	215	899	-
Total from operating assets	70	209	1,478	5,858	22,204	4,843
Assets under construction
Hydroelectric generation
Canada	1	1	4	45	138	-
Total	71	210	1,482	5,903	22,342	4,843
(1)	Total capacity of operating assets is 5,858 MW, and our share after accounting for our partners’ interests is 5,483 MW.
(2)	Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.
(3)	Total long-term average of operating assets is 22,204 and after accounting for our partners’ interests is 21,617 GWh.
(4)
Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

(5)	Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

The following table presents the annualized long-term average generation of our operating portfolio on a quarterly basis as at June 30, 2013:

LTA generation (GWh)(1)	Q1	Q2	Q3	Q4	Total
Operating Assets
Hydroelectric generation(2)
United States	2,659	2,829	2,013	2,450	9,951
Canada	1,196	1,461	1,234	1,171	5,062
Brazil(3)	958	903	905	935	3,701
	4,813	5,193	4,152	4,556	18,714
Wind energy
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
	635	760	579	617	2,591
Other	222	218	240	219	899
Total	5,670	6,171	4,971	5,392	22,204
(1)	Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.
(2)
Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

(3)	Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains forward-looking information within the meaning of Canadian and U.S. securities laws. We may make such statements in this Interim Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications - see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 35. We make use of non-IFRS measures in this Interim Report - see “Cautionary Statement Regarding Use Of Non-IFRS Measures” beginning on page 36. This Interim Report and additional information, including our Annual Information Form filed with securities regulators in Canada and our Form 20-F filed with the U.S. Securities and Exchange Commission, are available on our website at www.brookfieldrenewable.com, on SEDAR’s website at www.sedar.com or on EDGAR’s website at www.sec.gov.

LETTER TO SHAREHOLDERS

I am pleased to report our results for the second quarter and first half of fiscal 2013. Brookfield Renewable is meeting its objectives and more importantly, continues to have very strong growth prospects and opportunities to create meaningful long-term value for shareholders.

We are focused on delivering an annual total return to shareholders of 12 to 15 percent over the long term from a high-quality, scalable portfolio of renewable power assets. Our track record as a renewable energy company spans 14 years and over that time we have delivered a 16% total return to shareholders with dividends reinvested. We have achieved this by being patient and disciplined on growth, maintaining substantial liquidity levels, and having a strong focus on operational excellence. This has allowed us to continue to harvest returns from our existing business and development pipeline. Accordingly, we are committed to accretive growth on a per-share basis, over the economic cycle, and this objective permeates every aspect of our operating and investment strategy. In addition, we believe the prospects for the business are as strong as they have ever been, reflecting a number of positive internal and external drivers:

Embedded accretive growth. Over the last twelve months we have made significant investments that have grown our installed capacity by approximately 20%, including two large hydroelectric portfolios in Maine and Tennessee, among other hydro and wind assets. These additions to our portfolio were acquired at very attractive prices and moreover, provide significant potential upside to our cash flows  as the U.S. economy continues to strengthen and energy prices ultimately follow suit. With 50% of our current portfolio located in the U.S., we stand to benefit meaningfully from the continued strengthening of the world’s largest economy. Similarly, rising energy prices will help to unlock the value in a good portion of our 1,800 MW development pipeline.

A compelling acquisition environment. The favourable market conditions we saw in 2012 - in which we acquired nearly 1,000 MW of high-quality hydro and wind assets – are just as strong today and should allow us to continue to acquire attractive assets for value. Our core markets offer considerable opportunity to acquire operating assets and portfolios from a variety of sellers including, in North America, utilities, industrials, and financial sponsors who are looking to divest for their own reasons – strategic, capital or otherwise. In Brazil, where we are the largest independent owner-operator of small hydro facilities, there continues to be a critical need for new supply (about 5,000 MW per year) to service that country’s rapidly growing economy and emerging middle class. The positive investment environment, combined with a significant development pipeline of hydro projects, positions us extremely well in coming years.

New markets potential. While our core markets in Canada, the United States and Brazil remain an important source of future growth, our global mandate has permitted us to turn our attention to promising new markets. One of these markets is Europe, which despite its well-publicized issues, is home to a number of countries whose fiscal situations and energy policies would support renewable energy investment and present a strong value proposition to investors. We are progressing in a measured fashion but believe that capital can be deployed in Europe today in a risk-adjusted and accretive way, to the long-term benefit of our shareholders.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Strong access to capital. With a focused and determined growth plan, liquidity remains an important element of our strategy and provides us with a high degree of financial flexibility. We are proactive in ensuring we have significant available financial resources – nearly $1 billion currently – while maintaining multiple avenues to access capital markets when desired. The recent increase to our bank credit facilities to nearly $1.3 billion, combined with operating free cash flow and capital from our institutional partners, will give us significant financial flexibility to pursue our growth objectives. Our recent listing on the New York Stock Exchange is expected to diversify our shareholder base and enhance our access to capital globally.

Renewables remain a growing asset class. Renewable energy continues to grow around the world and holds significant growth potential as an asset class. The benefits of renewables, including their increasing cost-competitiveness with traditional fossil fuel technologies, positive environmental attributes, supply diversification benefits and more, are being recognized as a critical complement to traditional technologies. Worldwide Renewable Portfolio Standards and initiatives to reduce carbon emissions will continue to support the development of renewables, leading to opportunities to buy or build.

Demand for real assets. Our business benefits from a focus on real assets with stable and highly contracted, inflation-protected revenue streams. These assets are financed with fixed, low cost and long-term borrowings providing yet another degree of financial stability and protection. Real assets such as ours have proven their ability to grow in value over time and to generate strong returns in different markets.

We remain focused on delivering strong total returns consisting of cash distributions with regular increases, and share price appreciation reflecting underlying growth in the business. This combination of “yield and growth” should continue to provide attractive absolute and relative total returns over time.

I look forward to reporting on our continued progress in 2013 and thank you for your ongoing support.

Sincerely,
Richard Legault
President and Chief Executive Officer

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Management’s Discussion and Analysis
For the three and six months ended June 30, 2013

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2013

Financial results

Funds from operations totaled $187 million for the three months ended June 30, 2013, which was $100 million higher year-over-year primarily due to the return to the long-term average conditions and the contribution from assets acquired within the last year.

Portfolio growth

We acquired the remaining 7% stake in Western Wind and successfully integrated this portfolio of California wind facilities into our platform.

Capital markets initiatives

We issued C$175 million of Class A Preference Shares with a fixed, annual yield of 5%.

We have continued to enhance our liquidity by increasing our revolving credit facilities to $1.3 billion from $990 million. The available liquidity as of the date of this report approximates $1 billion.

Our LP Units began trading on the New York Stock Exchange on June 11, 2013, under the symbol BEP.

Generation results

Total generation was 6,265 GWh for the three months ended June 30, 2013 compared to the long-term average of 6,171 GWh, and to 4,101 GWh for the same period in the prior year.

The hydroelectric portfolio continued to benefit from favourable inflows, and results for the quarter were slightly above the long-term average. Generation from existing hydroelectric assets was 4,370 GWh while contributions from recent acquisitions and assets reaching commercial operations within the last year resulted in additional generation of 994 GWh.

Generation from the wind portfolio increased compared to the prior year due to contributions from facilities acquired in California. Results for the quarter were essentially in line with long-term average. Generation from existing wind facilities was 581 GWh while contributions from facilities recently acquired in California resulted in additional generation of 156 GWh.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

SUMMARY OF HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION
	Three months ended Jun 30		Six months ended Jun 30
(US$ MILLIONS, UNLESS OTHERWISE STATED)	2013	2012	2013	2012
Operational Information(1):
Capacity (MW)	5,858	4,909	5,858	4,909
Long-term average generation (GWh)	6,171	4,998	11,496	9,547
Actual generation (GWh)	6,265	4,101	11,800	8,918
Average revenue ($ per MWh)	77	82	78	86
Selected Financial Information:
Revenues	$484	$337	$921	$763
Adjusted EBITDA(2)	357	221	676	539
Funds from operations(2)	187	87	349	262
Net income (loss)	78	(3)	163	28
Distributions per share:
Preferred equity(3)	0.30	0.32	0.60	0.65
General partnership interest in a holding subsidiary held by Brookfield	0.37	0.34	0.73	0.69
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	0.37	0.34	0.73	0.69
Limited partners' equity	0.37	0.34	0.73	0.69
			Jun 30	Dec 31
(US$ MILLIONS, UNLESS OTHERWISE STATED)			2013	2012
Balance sheet data:
Property, plant and equipment, at fair value			$16,287	$15,658
Equity-accounted investments			318	344
Total assets			17,664	16,925
Long-term debt and credit facilities			6,923	6,119
Deferred income tax liabilities			2,377	2,349
Total liabilities			9,900	9,117
Preferred equity			804	500
Participating non-controlling interests - in operating subsidiaries			1,019	1,028
General partnership interest in a holding subsidiary held by Brookfield			59	63
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield			2,904	3,070
Limited partners' equity			2,978	3,147
Total liabilities and equity			17,664	16,925
Net asset value(2)(4)			$8,479	$8,548
Net asset value per LP Unit(2)(5)			$31.97	$32.23
Debt to total capitalization(2)			40%	38%
(1)	Includes 100% of generation or capacity from equity-accounted investments.
(2)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(3)	Represents the weighted-average distribution to Series 1, Series 3, Series 5 and Series 6 preferred shares for 2013.
(4)	Net asset value is on a consolidated basis and is attributable to Redeemable/Exchangeable Units, LP Units and general partnership interest.
(5)	Average LP Units outstanding during the period totaled 132.9 million.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

OUR COMPETITIVE STRENGTH

We are an owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources and have evolved into one of the world’s largest listed pure-play renewable power businesses.

Our assets generate high quality, stable cash flows derived from a highly contracted portfolio. Our business model is simple: utilize our global reach to identify and acquire high quality renewable power assets at favourable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with $17 billion in power generating and development assets, approximately 5,900 MW of installed capacity, and long-term average generation from operating assets of approximately 22,200 GWh annually. Our portfolio includes 196 hydroelectric generating stations on 70 river systems and 11 wind facilities, diversified across 12 power markets in the United States, Canada and Brazil.

Focus on attractive hydroelectric asset class. Our assets are predominantly hydroelectric and represent one of the longest life, lowest cost and most environmentally preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 32% of their annual generation. Our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across hydroelectric producers. This ability to store water and have levelized generation in Brazil, provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. Over the last ten years we have acquired or developed approximately 160 hydroelectric assets totaling approximately 3,200 MW and 11 wind generating assets totaling approximately 950 MW. Since the beginning of 2013, we acquired or developed hydroelectric generating assets that have an installed capacity of 389 MW and 165 MW of wind generating assets. We also have strong organic growth potential with an approximately 1,800 MW development pipeline spread across all of our operating jurisdictions.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Our net asset value in renewable power has grown from approximately $900 million in 1999 to $8.5 billion as at June 30, 2013, representing a 18% compounded annualized growth rate. We are able to acquire and develop assets due to our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our strong liquidity and capitalization profile.

Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of funds from operations and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Over  90% of our generation output is sold pursuant to power purchase agreements, to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 19 years, providing long-term cash flow stability.

Strong financial profile. With $17 billion of power generating and development assets and a conservative leverage profile, consolidated debt-to-capitalization is approximately 40%. Our liquidity position remains strong with approximately $1 billion of cash and unutilized portion of committed bank lines, as of the date of this report. Approximately 72% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately eight and 12 years, respectively.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

BASIS OF PRESENTATION

This Management's Discussion and Analysis for the three and six months ended June 30, 2013 is provided as of August 8, 2013. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Reconciliations of each of Adjusted EBITDA and funds from operations to net income on a consolidated basis are presented in “Net Income, Adjusted EBITDA, and Funds from Operations on a Consolidated Basis”.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders and Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration after two years from the date of issuance. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity. For information on our restatement due to a change in accounting policy see Note 26 in our 2012 Annual Report.

As at the date of this report, Brookfield Asset Management owns an approximate 65% limited partnership interest, on a fully-exchanged basis.

PERFORMANCE MEASUREMENT

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable Unitholders and GP Unitholders. In addition, our operations are segmented by country geography and asset type (i.e. Hydroelectric and Wind), as that is how we review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income, ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, iii) Funds From Operations and, iv) Net Asset Value.

It is important to highlight that Adjusted EBITDA, funds from operations, and net asset value do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, funds from operations, and net asset value and we provide reconciliations to net income. See “Net Income, Adjusted EBITDA, and Funds from Operations on a Consolidated Basis”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (Adjusted EBITDA)

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, amortization, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds from operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests.

Net Asset Value

Net asset value represents our capital at carrying value, on a pre-tax basis prepared in accordance with the procedures and assumptions utilized to prepare Brookfield Renewable's IFRS financial statements, adjusted to reflect asset values not otherwise recognized under IFRS.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

FINANCIAL REVIEW FOR THE THREE MONTHS ENDED JUNE 30, 2013

The following table reflects the actual and long-term average generation for the three months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2013	2012	2013	2012	2013	2012
Hydroelectric generation
United States	2,942	1,619	2,829	2,075	113	(456)	1,323
Canada	1,519	986	1,461	1,407	58	(421)	533
Brazil(1)	903	811	903	811	-	-	92
	5,364	3,416	5,193	4,293	171	(877)	1,948
Wind energy
United States	459	221	468	310	(9)	(89)	238
Canada	278	246	292	292	(14)	(46)	32
	737	467	760	602	(23)	(135)	270
Other	164	218	218	103	(54)	115	(54)
Total generation(2)	6,265	4,101	6,171	4,998	94	(897)	2,164
(1)	In Brazil, assured generation levels are used as a proxy for long-term average.
(2)	Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Accordingly, we present our generation and the corresponding Adjusted EBITDA and Funds from operations on both an actual generation and a long-term average basis. See “Adjusted EBITDA and Funds from Operation on a Pro forma Basis Assuming Long-term Average”.

Generation levels during the three months ended June 30, 2013 totaled 6,265 GWh, an increase of 2,164 GWh as compared to the same period of the prior year.

Generation from the hydroelectric portfolio totaled 5,364 GWh, an increase of 1,948 GWh as compared to the same period of the prior year. Generation from existing hydroelectric assets was 4,370 GWh compared to 3,416 GWh for the same period in the prior year. Generation in the second quarter of 2012 was well below long-term average due to dry conditions experienced across most of the portfolio. The recent acquisitions and assets reaching commercial operations resulted in generation increasing by 994 GWh compared to a long-term average of 812 GWh.

The wind portfolio generated 737 GWh which was in line with the long-term average of 760 GWh. Generation increased 270 GWh compared to the prior year, primarily as a result of the facilities recently acquired in California. Generation from existing wind facilities was 581 GWh for the current period compared to 467 GWh for the same period in the prior year.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

NET INCOME, ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A CONSOLIDATED BASIS

The following table reflects Adjusted EBITDA, funds from operations, and reconciliation to net income (loss) for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2013	2012
Generation (GWh) - LTA	6,171	4,998
Generation (GWh) - actual	6,265	4,101
Revenues	$484	$337
Other income	2	5
Share of cash earnings from equity-accounted investments	6	4
Direct operating costs	(135)	(125)
Adjusted EBITDA(1)	357	221
Interest expense – borrowings	(106)	(104)
Management service costs	(11)	(8)
Current income taxes	(8)	(7)
Less: cash portion of non-controlling interests
Preferred equity	(10)	(4)
Participating non-controlling interests - in operating subsidiaries	(35)	(11)
Funds from operations(1)	187	87
Add: cash portion of non-controlling interests	45	15
Other items:
Depreciation and amortization	(137)	(117)
Unrealized financial instrument gain (loss)	3	(3)
Share of non-cash loss from equity-accounted investments	(4)	(5)
Deferred income tax (expense) recovery	(10)	16
Other	(6)	4
Net income (loss)	$78	$(3)

Net income (loss) attributable to:
Non-controlling interests
Preferred equity	$10	$3
Participating non-controlling interests - in operating subsidiaries	24	(14)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	22	4
Limited partners' equity	22	4

Basic and diluted earnings per LP Unit (2)	$0.17	$0.03
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Average LP Units outstanding during the period totaled 132.9 million.

Net income (loss) is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flow generated by the assets is supported by high margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

As a result, we also measure our financial results based on Adjusted EBITDA, funds from operations and net asset value to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $484 million for the three months ended June 30, 2013, representing a year-over-year increase of $147 million. Approximately $89 million is attributable to generation levels at existing facilities that were significantly higher than the prior year, while approximately $65 million of the increase in revenues was attributable to generation from facilities acquired or commissioned within the last year. Revenues were also impacted by the appreciation of the U.S. dollar relative to the Brazilian real.

Direct operating costs totaled $135 million for the three months ended June 30, 2013, representing a year-over-year increase of $10 million. The increase is primarily attributable to facilities acquired or commissioned within the last year.

Interest expense totaled $106 million for the three months ended June 30, 2013, representing a year-over-year increase of $2 million. Borrowing costs increased by $17 million with the financing related to the growth in our portfolio, which was offset by lower borrowing costs associated with early repayment of higher-yielding subsidiary borrowings in the prior year.

Management service costs reflect a base fee of $20 million annually plus 1.25% of the growth in total capitalization value. The total capitalization value increased from the initial value of $8.1 billion to $10.0 billion at June 30, 2013, primarily due to the increase in the fair market value of LP Units, corporate borrowings and preferred equity.

The cash portion of non-controlling interests for the three months ended June 30, 2013 was $45 million as compared to $15 million in the prior year. Preferred shares issued within the last year contributed $6 million, and $7 million was attributable to facilities acquired within the last year with third party interests. The remaining increase is primarily attributable to increase in Adjusted EBITDA from existing facilities.

Funds from operations totaled $187 million for the three months ended June 30, 2013, which was $100 million higher year-over-year with the return to the long-term average conditions and the contribution from assets acquired or commissioned within the last year, which amounted to $24 million of the increase.

Depreciation expense for the three months ended June 30, 2013 increased by $20 million primarily due to assets acquired or commissioned within the last year.

Net income was $78 million for the three months ended June 30, 2013 (2012: loss of $3 million).

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	2,829	1,461	903	5,193
Generation (GWh) – actual(1)	2,942	1,519	903	5,364
Revenues	$201	$107	$79	$387
Other income	-	-	2	2
Share of cash earnings from equity- accounted investments	3	2	1	6
Direct operating costs	(51)	(20)	(24)	(95)
Adjusted EBITDA(2)	153	89	58	300
Interest expense - borrowings	(38)	(17)	(6)	(61)
Current income taxes	(3)	-	(5)	(8)
Cash portion of non-controlling interests	(16)	-	(5)	(21)
Funds from operations(2)	$96	$72	$42	$210
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Net Income, Adjusted EBITDA and Funds from Operations on a Consolidated Basis”.

(MILLIONS, EXCEPT AS NOTED)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	2,075	1,407	811	4,293
Generation (GWh) – actual(1)	1,619	986	811	3,416
Revenues	$124	$65	$88	$277
Other income	-	2	3	5
Share of cash earnings from equity- accounted investments	2	1	1	4
Direct operating costs	(40)	(16)	(30)	(86)
Adjusted EBITDA(2)	86	52	62	200
Interest expense - borrowings	(34)	(16)	(12)	(62)
Current income taxes	(2)	-	(5)	(7)
Cash portion of non-controlling interests	(5)	-	(5)	(10)
Funds from operations(2)	$45	$36	$40	$121
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Net Income, Adjusted EBITDA and Funds from Operations on a Consolidated Basis”.

United States

Generation from the U.S. portfolio was 2,942 GWh for the three months ended June 30, 2013 compared to the long-term average of 2,829 GWh and prior year generation of 1,619 GWh. The increase from prior year was driven by an additional 938 GWh from the recently acquired assets in Tennessee, North Carolina, and Maine and a return to long-term average generation from the facilities in New York and Louisiana, which provided additional 340 GWh. In 2012, sustained dry conditions, and low levels of precipitation at most of U.S. facilities resulted in generation levels being well below long-term average.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Revenues totaled $201 million for the three months ended June 30, 2013 representing a year-over-year increase of $77 million. Approximately $44 million of the increase is attributable to generation returning to long-term average levels. Approximately $39 million of the increase is attributable to generation from the facilities acquired within the last year in Tennessee, North Carolina and Maine.

Funds from operations totaled $96 million for the three months ended June 30, 2013, an increase from prior year of $51 million. Funds from operations were impacted by the increase in Adjusted EBITDA net of the cash portion of non-controlling interests.

Canada

Generation from the Canadian portfolio was 1,519 GWh for the three months ended June 30, 2013 compared to the long-term average of 1,461 GWh and prior year generation of 986 GWh. Results were slightly above long-term average, with strong inflows at our Quebec and Ontario assets. The increase in generation from prior year is primarily due to the lower inflows associated with drier than usual conditions across eastern Canada in the prior year.

Revenues totaled $107 million for the three months ended June 30, 2013, representing a year-over-year increase of $42 million, primarily due to generation levels returning to long-term average in the current quarter.

Funds from operations totaled $72 million for the three months ended June 30, 2013, representing a year-over-year increase of $36 million.

Brazil

Generation from the Brazilian portfolio was 903 GWh for the three months ended June 30, 2013 compared to the prior year generation of 811 GWh. The increase in generation is primarily attributable to facilities acquired and commissioned within the last year.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a reference amount of electricity (assured energy), irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated in excess of their assured energy to those who generate less than their assured energy, up to the total generation within the pool.

Revenues totaled $79 million for the three months ended June 30, 2013, representing a year-over-year decrease of $9 million. The appreciation of the U.S. dollar compared to the Brazilian real lowered revenue by approximately $6 million.

Funds from operations totaled $42 million for the three months ended June 30, 2013 representing a year-over-year increase of $2 million. Funds from operations were positively impacted by an $8 million reduction in interest expense from the repayment of higher-yielding subsidiary borrowings within the last year. Funds from operations were also impacted by the decrease in revenues.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

WIND

The following table reflects the results of our wind operations for the three months ended June 30:

(MILLIONS, EXCEPT FOR AS NOTED)	2013
	United States	Canada	Total
Generation (GWh) – LTA(1)	468	292	760
Generation (GWh) – actual(1)	459	278	737
Revenues	$50	$34	$84
Direct operating costs	(11)	(5)	(16)
Adjusted EBITDA(2)	39	29	68
Interest expense - borrowings	(10)	(10)	(20)
Cash portion of non-controlling interests	(14)	-	(14)
Funds from operations(2)	$15	$19	$34
(1)   Includes 100% generation from equity-accounted investments.
(2)   Non-IFRS measures. See “Net Income, Adjusted EBITDA and Funds from Operations on a Consolidated Basis”.

(MILLIONS, EXCEPT FOR AS NOTED)	2012
	United States	Canada	Total
Generation (GWh) – LTA(1)	310	292	602
Generation (GWh) – actual(1)	221	246	467
Revenues	$18	$27	$45
Direct operating costs	(7)	(4)	(11)
Adjusted EBITDA(2)	11	23	34
Interest expense - borrowings	(10)	(11)	(21)
Cash portion of non-controlling interests	(1)	-	(1)
Funds from operations(2)	$-	$12	$12
(1)   Includes 100% generation from equity-accounted investments.
(2)   Non-IFRS measures. See “Net Income, Adjusted EBITDA and Funds from Operations on a Consolidated Basis”.

United States

Generation from our U.S. wind portfolio was 459 GWh for the three months ended June 30, 2013 compared to the long-term average of 468 GWh and prior year generation of 221 GWh. The increase in generation from prior year is primarily attributable to the facilities acquired in California in the first quarter of 2013, and from generation returning to long-term average.

Revenues totaled $50 million for the three months ended June 30, 2013, representing a year-over-year increase of $32 million. The increase in revenues is attributable to generation from the assets acquired in California in the first quarter, and a full quarter of generation from assets commissioned within the last year.

Funds from operations totaled $15 million for the three months ended June 30, 2013. Funds from operations were positively impacted by the increase in Adjusted EBITDA net of the cash portion of non-controlling interests.

Canada

Generation from our Canadian wind portfolio was 278 GWh for the three months ended June 30, 2013, slightly below the long-term average of 292 GWh, and higher than prior year generation of 246 GWh. Generation was higher than the prior year due to stronger wind conditions experienced in the quarter.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Revenues totaled $34 million for the three months ended June 30, 2013, representing a year-over-year increase of $7 million which is primarily attributable to higher generation.

Funds from operations totaled $19 million for the three months ended June 30, 2013, representing a year-over-year increase of $7 million which is primarily attributable to the increase in revenue.

FINANCIAL REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2013

The following table reflects the actual and long-term average generation for the six months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2013	2012	2013	2012	2013	2012
Hydroelectric generation
United States	5,503	3,577	5,218	3,958	285	(381)	1,926
Canada	2,801	2,294	2,657	2,565	144	(271)	507
Brazil(1)	1,839	1,678	1,839	1,678	-	-	161
	10,143	7,549	9,714	8,201	429	(652)	2,594
Wind energy
United States	675	311	726	410	(51)	(99)	364
Canada	601	614	616	616	(15)	(2)	(13)
	1,276	925	1,342	1,026	(66)	(101)	351
Other	381	444	440	320	(59)	124	(63)
Total generation(2)	11,800	8,918	11,496	9,547	304	(629)	2,882
(1)	In Brazil, assured generation levels are used as a proxy for long-term average.
(2)	Includes 100% of generation from equity-accounted investments.

Generation levels during the six months ended June 30, 2013 totaled 11,800 GWh, an increase of 2,882 GWh as compared to the same period of the prior year.

Generation from the hydroelectric portfolio totaled 10,143 GWh, an increase of 2,594 GWh as compared to the same period of the prior year. Generation from existing hydroelectric assets was 8,351 GWh compared to 7,549 GWh for the same period in the prior year and the contribution from facilities acquired and commissioned within the last year was 1,792 GWh. The variance in year-over-year results reflects generation levels returning to long-term average, the contributions from the recently acquired assets in the United States, and acquired and commissioned facilities in Brazil.

Generation from the wind portfolio totaled 1,276 GWh, slightly below long-term average and an increase of 351 GWh as compared to the same period of the prior year. The increase from prior year is a result of 191 GWh from facilities acquired in the United States. The prior year results also do not reflect a full six months of operations for assets acquired or commissioned.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

NET INCOME, ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A CONSOLIDATED BASIS

The following table reflects Adjusted EBITDA, funds from operations, and reconciliation to net income for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2013	2012
Generation (GWh) - LTA	11,496	9,547
Generation (GWh) - actual	11,800	8,918
Revenues	$921	$763
Other income	4	10
Share of cash earnings from equity-accounted investments	12	8
Direct operating costs	(261)	(242)
Adjusted EBITDA(1)	676	539
Interest expense – borrowings	(208)	(214)
Management service costs	(23)	(15)
Current income taxes	(11)	(13)
Less: cash portion of non-controlling interests
Preferred equity	(17)	(7)
Participating non-controlling interests - in operating subsidiaries	(68)	(28)
Funds from operations(1)	349	262
Add: cash portion of non-controlling interests	85	35
Other items:
Depreciation and amortization	(265)	(243)
Unrealized financial instrument gain (loss)	19	(12)
Share of non-cash loss from equity-accounted investments	(6)	(8)
Deferred income tax (expense) recovery	(11)	3
Other	(8)	(9)
Net income	$163	$28

Net income (loss) attributable to:
Non-controlling interests
Preferred equity	$17	$6
Participating non-controlling interests - in operating subsidiaries	40	(15)
General partnership interest in a holding subsidiary held by Brookfield	1	-
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	52	18
Limited partners' equity	53	19

Basic and diluted earnings per LP Unit (2)	$0.40	$0.14
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Average LP Units outstanding during the period totaled 132.9 million.

Revenues totaled $921 million for the six months ended June 30, 2013, representing a year-over-year increase of $158 million. Approximately $115 million of the increase is attributable to generation from facilities acquired or commissioned within the last year. The remaining increase was attributable to generation levels at existing facilities that, while in line with the long-term average, were significantly higher than the prior year which experienced drier than normal conditions and below average precipitation across our portfolio. Revenues were also impacted by the appreciation of the U.S. dollar as compared to the Brazilian real.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Direct operating costs totaled $261 million for the six months ended June 30, 2013, representing a year-over-year increase of $19 million. The increase is primarily attributable to facilities acquired or commissioned within the last year, partially offset by cost savings due to the appreciation of the U.S. dollar relative to the Brazilian real.

Interest expense totaled $208 million for the six months ended June 30, 2013, representing a year-over-year decrease of $6 million. The repayment of higher-yielding subsidiary borrowings within the last year resulted in a $45 million savings. Interest expense attributable to refinancings and the growth of our business totaled $40 million.

Management service costs reflect a base fee of $20 million annually plus 1.25% of the growth in total capitalization value. The total capitalization value increased from the initial value of $8.1 billion to $10.0 billion at June 30, 2013, primarily due to the increase in the fair market value of LP Units, corporate borrowings and preferred equity.

The cash portion of non-controlling interests for the six months ended June 30, 2013 was $85 million as compared to $35 million in the prior year. Third party interests’ funds from operations increased primarily due to contributions from facilities acquired within the last year. As a result, the cash portion of non-controlling interests increased by $23 million. Distributions to preferred shareholders increased by $10 million due to new issuances. The remaining increase is primarily attributable to increase in Adjusted EBITDA from existing facilities.

Funds from operations totaled $349 million for the six months ended June 30, 2013, which was $87 million higher year-over-year. Contributions from assets acquired and commissioned within the last year, a return to the long-term average generation, and the net interest expense savings totaled $145 million. The cash portion of non-controlling interests and management service costs partially offset these increases.

Depreciation expense for the six months ended June 30, 2013 increased by $35 million due to assets acquired or commissioned within last year, which was partly offset by a $13 million decrease in depreciation due to change in estimated service lives of certain assets.

The net income was $163 million for the six months ended June 30, 2013 (2012: $28 million).

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	5,218	2,657	1,839	9,714
Generation (GWh) – actual(1)	5,503	2,801	1,839	10,143
Revenues	$386	$201	$154	$741
Other income	-	-	4	4
Share of cash earnings from equity- accounted investments	6	3	3	12
Direct operating costs	(96)	(37)	(48)	(181)
Adjusted EBITDA(2)	296	167	113	576
Interest expense - borrowings	(73)	(33)	(13)	(119)
Current income taxes	(3)	-	(9)	(12)
Cash portion of non-controlling interests	(42)	-	(7)	(49)
Funds from operations(2)	$178	$134	$84	$396
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Net Income, Adjusted EBITDA and Funds from Operations on a Consolidated Basis”.

(MILLIONS, EXCEPT AS NOTED)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	3,958	2,565	1,678	8,201
Generation (GWh) – actual(1)	3,577	2,294	1,678	7,549
Revenues	$288	$165	$179	$632
Other income	1	2	7	10
Share of cash earnings from equity- accounted investments	5	1	2	8
Direct operating costs	(78)	(33)	(58)	(169)
Adjusted EBITDA(2)	216	135	130	481
Interest expense - borrowings	(68)	(33)	(43)	(144)
Current income taxes	(4)	-	(9)	(13)
Cash portion of non-controlling interests	(16)	-	(8)	(24)
Funds from operations(2)	$128	$102	$70	$300
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Net Income, Adjusted EBITDA and Funds from Operations on a Consolidated Basis”.

United States

Generation from the U.S. portfolio was 5,503 GWh for the six months ended June 30, 2013 compared to the long-term average of 5,218 GWh and prior year generation of 3,577 GWh. The increase from prior year was driven by an additional 1,688 GWh from the recently acquired assets located in Tennessee, North Carolina, and Maine and a return to long-term average generation. In the second quarter of 2012, dry conditions in the eastern United States resulted in generation levels being well below long-term average.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Revenues totaled $386 million for the six months ended June 30, 2013 representing a year-over-year increase of $98 million. Approximately $75 million of the increase in revenues is attributable to generation from the facilities acquired within the last year, and the remaining is attributable to the return to long-term generation in the current quarter.

Funds from operations totaled $178 million for the six months ended June 30, 2013, an increase of $50 million from prior year. Funds from operations were impacted by the increase in Adjusted EBITDA net of the cash portion of non-controlling interests.

Canada

Generation from the Canadian portfolio was 2,801 GWh for the six months ended June 30, 2013 compared to the long-term average of 2,657 GWh and to prior year generation of 2,294 GWh. Results were above long-term average, with strong inflows at our Quebec and Ontario assets. The increase in generation from prior year was primarily due to the return to long-term average generation. Lower inflows associated with drier than usual conditions were experienced across eastern Canada in the prior year.

Revenues totaled $201 million for the six months ended June 30, 2013, representing a year-over-year increase of $36 million, primarily due to generation levels returning to long-term average conditions in the current quarter.

Funds from operations totaled $134 million for the six months ended June 30, 2013, representing a year-over-year increase of $32 million.

Brazil

Generation from the Brazilian portfolio was 1,839 GWh for the six months ended June 30, 2013 compared to the prior year generation of 1,678 GWh. The increase in generation is primarily attributable to one facility acquired and two commissioned within the last year.

Revenues totaled $154 million for the six months ended June 30, 2013, representing a year-over-year decrease of $25 million. Revenues declined with appreciation of the U.S. dollar compared to the Brazilian real by $17 million. Revenues were higher by $6 million due to generation from facilities acquired or commissioned within the last year. In addition, lower allocated energy volumes which allow us to purchase power at cost and re-sell at contracted rates added $14 million to costs, with incremental revenues included in revenues.

Funds from operations totaled $84 million for the six months ended June 30, 2013 representing a year-over-year increase of $14 million. Fund from operations were positively impacted by the $30 million decrease in interest expense, from the repayment of higher-yielding subsidiary borrowings within the last year, and lower direct operating costs. The decrease in revenues negatively impacted funds from operations.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

WIND

The following table reflects the results of our wind operations for the six months ended June 30:

(MILLIONS, EXCEPT FOR AS NOTED)	2013
	United States	Canada	Total
Generation (GWh) – LTA(1)	726	616	1,342
Generation (GWh) – actual(1)	675	601	1,276
Revenues	$73	$74	$147
Direct operating costs	(20)	(10)	(30)
Adjusted EBITDA(2)	53	64	117
Interest expense - borrowings	(18)	(24)	(42)
Cash portion of non-controlling interests	(19)	-	(19)
Funds from operations(2)	$16	$40	$56
(1)   Includes 100% generation from equity-accounted investments.
(2)   Non-IFRS measures. See “Net Income, Adjusted EBITDA and Funds from Operations on a Consolidated Basis”.

(MILLIONS, EXCEPT FOR AS NOTED)	2012
	United States	Canada	Total
Generation (GWh) – LTA(1)	410	616	1,026
Generation (GWh) – actual(1)	311	614	925
Revenues	$25	$71	$96
Direct operating costs	(9)	(9)	(18)
Adjusted EBITDA(2)	16	62	78
Interest expense - borrowings	(10)	(21)	(31)
Cash portion of non-controlling interests	(4)	-	(4)
Funds from operations(2)	$2	$41	$43
(1)   Includes 100% generation from equity-accounted investments.
(2)   Non-IFRS measures. See “Net Income, Adjusted EBITDA and Funds from Operations on a Consolidated Basis”.

United States

Generation from our U.S. wind portfolio was 675 GWh for the six months ended June 30, 2013, slightly lower than the long-term average of 726 GWh and significantly higher than the prior year generation of 311 GWh. The increase in generation from prior year is primarily attributable to the facilities acquired or commissioned within the last year.

Revenues totaled $73 million for the six months ended June 30, 2013, representing a year-over-year increase of $48 million. The increase in revenues is attributable to generation from the assets acquired or commissioned within the last year, and a full six months of contribution from generation delivered under power purchase agreements.

Funds from operations totaled $16 million for the six months ended June 30, 2013 compared to $2 million in the prior year. Funds from operations were positively impacted by the increase in revenues, which was partially offset by interest expense and direct operating costs associated with the growth of the portfolio. The prior year result also does not reflect a full six months of operations for assets acquired or commissioned.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Canada

Generation from our Canadian wind portfolio was 601 GWh for the six months ended June 30, 2013, slightly below the long-term average of 616 GWh, and prior year generation of 614 GWh.

Revenues totaled $74 million for the six months ended June 30, 2013, in line with the prior year.

Funds from operations totaled $40 million for the six months ended June 30, 2013, virtually unchanged from prior year.

ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

NET ASSET VALUE

The following table presents our net asset value:

	Total		Per Share
	Jun 30	Dec 31	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2013	2012
Property, plant and equipment, at fair value
Hydroelectric(1)	$13,532	$13,005	$51.02	$49.04
Wind energy	2,588	2,244	9.76	8.46
Other	67	71	0.25	0.27
	16,187	15,320	61.03	57.77
Development assets	398	382	1.50	1.44
Equity-accounted investments	318	344	1.20	1.30
Working capital and other, net	322	149	1.21	0.56
Long-term debt and credit facilities	(6,923)	(6,119)	(26.10)	(23.07)
Participating non-controlling interests - in operating subsidiaries	(1,019)	(1,028)	(3.84)	(3.88)
Preferred equity	(804)	(500)	(3.03)	(1.89)
Net asset value(2)	$8,479	$8,548	$31.97	$32.23
Net asset value attributable to: (3)
General partnership interest in a holding subsidiary held by Brookfield	$84	$85	$31.97	$32.23
Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield	4,145	4,179	31.97	32.23
Limited partners' equity	4,250	4,284	31.97	32.23
	$8,479	$8,548
(1)	Includes $37 million of intangible assets (2012: $44 million).
(2)	Non-IFRS measure. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(3)
Net asset value per share is based on the average LP Units, Redeemable/Exchangeable units and General partnership units outstanding during the period totaling 132.9 million, 129.7 million and 2.6 million respectively.

Net asset value totaled approximately $8.5 billion as at June 30, 2013, a decrease of $69 million from December 31, 2012.  During the six months ended June 30, 2013, over 590 MW of hydroelectric and wind facilities were acquired or commissioned and consolidated into the operating results. The net asset value was impacted by the additional long-term debt from portfolio growth, the issuance of preferred shares, changes in foreign exchange rates, and by an increase in working capital.

Property, Plant, Equipment and Development Assets

The assets deployed in our renewable power operations are revalued on an annual basis, with the exception of foreign exchange impacts which are calculated quarterly.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

We value our assets based on discounted cash flows over a 20-year period and key assumptions utilized in 2012 were as follows:

	United States	Canada	Brazil
Discount rate	5.7%	5.2%	9.4%
Terminal capitalization rate	7.0%	6.5%	N/A
Exit date	2032	2032	2029

NET ASSET VALUE FOR HYDROELECTRIC FACILITIES

The following table presents the net asset value of the hydroelectric facilities:

				Jun 30	Dec 31
(MILLIONS)	United States	Canada	Brazil	2013	2012
Hydroelectric power assets(1)	$5,951	$5,088	$2,493	$13,532	$13,005
Development assets	98	229	20	347	369
Equity-accounted investments	201	56	61	318	344
	6,250	5,373	2,574	14,197	13,718
Working capital and other, net	243	51	112	406	286
Subsidiary borrowings	(2,179)	(1,162)	(267)	(3,608)	(3,258)
Participating non-controlling interests - in operating subsidiaries	(458)	(26)	(249)	(733)	(737)
Net asset value(2)	$3,856	$4,236	$2,170	$10,262	$10,009
(1)	Includes $37 million of intangible assets (2012: $44 million).
(2)	Non-IFRS measure. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

The net asset value of hydroelectric facilities was $10.3 billion as at June 30, 2013, an increase of $253 million from December 31, 2012.  The increase was primarily attributable to the acquisition of a 360 MW portfolio of hydroelectric facilities in Maine, the step acquisition of the 83 MW facility in British Columbia and an increase in working capital.  Partially offsetting these amounts were additional borrowings as a result of our portfolio growth, and unfavorable foreign exchange rates.

NET ASSET VALUE FOR WIND FACILITIES

The following table presents the net asset value of our wind facilities:

			Jun 30	Dec 31
(MILLIONS)	United States	Canada	2013	2012
Wind power assets	$1,251	$1,337	$2,588	$2,244
Development assets	26	25	51	13
	1,277	1,362	2,639	2,257
Working capital and other, net	75	(36)	39	(55)
Subsidiary borrowings	(658)	(744)	(1,402)	(1,089)
Participating non-controlling interests - in operating subsidiaries	(279)	(7)	(286)	(291)
Net asset value(1)	$415	$575	$990	$822
(1)	Non-IFRS measure. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

The net asset value of wind facilities was $990 million as at June 30, 2013, compared to $822 million as at December 31, 2012. This increase is primarily due to the acquisition of 165 MW of wind assets in California.  Partially offsetting the increases were subsidiary borrowings attributable to the recent acquisition as well as the re-financing associated with an Ontario wind facility.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

SEGMENTED NET ASSET VALUE

The following table provides a breakdown of our consolidated net asset value:

(MILLIONS)	Hydroelectric	Wind energy	Corporate and other	Jun 30 2013	Dec 31 2012
Property, plant and equipment, at fair value(1)	$13,532	$2,588	$67	$16,187	$15,320
Development assets	347	51	-	398	382
Equity-accounted investments	318	-	-	318	344
	14,197	2,639	67	16,903	16,046
Working capital and other, net	406	39	(123)	322	149
Long-term debt and credit facilities	(3,608)	(1,402)	(1,913)	(6,923)	(6,119)
Participating non-controlling interests - in operating subsidiaries	(733)	(286)	-	(1,019)	(1,028)
Preferred equity	-	-	(804)	(804)	(500)
Net asset value(2)	$10,262	$990	$(2,773)	$8,479	$8,548
Deferred income tax liabilities				(2,377)	(2,349)
Deferred income tax assets				100	81
Values not recognized under IFRS				(261)	-
				$5,941	$6,280

General partnership interest in a holding subsidiary held by Brookfield				$59	$63
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield				2,904	3,070
Limited partners' equity				2,978	3,147
				$5,941	$6,280
(1)	Includes $37 million of intangible assets (2012: $44 million).
(2)	Non-IFRS measure. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

LIQUIDITY AND CAPITAL RESOURCES

We operate with sufficient liquidity, which along with ongoing cash flow from operations enables us to fund growth initiatives, capital expenditures, distributions, and to finance the business on an investment grade basis.  As part of our financing strategy, we raise the majority of debt in the form of asset-specific, non-recourse borrowings at our subsidiaries.  As at June 30, 2013, long-term indebtedness increased from December 31, 2012 as a result of the portfolio growth. The debt to capitalization ratio increased to 40% from 38% at December 31, 2012 primarily due to the increase in subsidiary borrowings and drawings on credit facilities, both to fund the portfolio growth.

Capitalization

The following table summarizes the capitalization using book values:

	Jun 30	Dec 31
(MILLIONS)	2013	2012
Credit facilities(1)	$494	$268
Corporate borrowings(1)	1,419	1,504
Subsidiary borrowings(2)	5,010	4,347
Long-term indebtedness	6,923	6,119
Preferred equity	804	500
Participating non-controlling interests - in operating subsidiaries	1,019	1,028
Net asset value(3)	8,479	8,548
Total capitalization	$17,225	$16,195
Debt to total capitalization(3)	40%	38%
(1)	Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.
(2)	Issued by a subsidiary of Brookfield Renewable and secured against its assets. The amounts are not guaranteed.
(3)	Non-IFRS measures. See "Cautionary Statement Regarding the Use of Non-IFRS Measures".

During the six months ended June 30, 2013, we completed a number of financings associated with the growth in our portfolio.  Highlights include the following:

•
Purchased 88% of the $575 million in operating company notes and 100% of the $125 million in holding notes outstanding with respect to the acquired hydroelectric portfolio in Maine. The purchase of the tendered notes was partially funded through a non-recourse, 24-month bridge loan of up to $350 million.

•	Refinanced indebtedness on a 166 MW Ontario wind facility through a C$450 million loan for a term of 18 years at 5.1%.

•	Refinanced indebtedness on a 51 MW Ontario wind facility through a C$130 million loan for a term of 19 years at 5.0%.

•	Issued C$175 million of the Series 5 and Series 6 Class A Preference Shares with a fixed, annual, yield of 5%.

•	With the acquisition of Western Wind, subsidiary borrowings increased by $250 million.

•	Expanded the revolving credit facilities from $990 million to $1,255 million.

•	Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility expiring in December 2013, at LIBOR plus 2%.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Available liquidity

Available liquidity is comprised of cash and the unused portion of credit facilities. As at June 30, 2013, we had $977 million of available liquidity (December 31, 2012: $677 million) which provides the flexibility to fund ongoing portfolio growth initiatives and to protect against short-term fluctuations in generation.

The increase in cash and cash equivalents relates primarily to funds from operations and preferred equity issuances that were partially offset by distributions and acquisitions during the year. Draws on the credit facilities relate primarily to the purchase of common shares of Western Wind and notes on the acquired hydroelectric portfolio in Maine.

The following table summarizes the available liquidity:

	Jun 30	Dec 31
(MILLIONS)	2013	2012
Cash and cash equivalents	$231	$137
Credit facilities
Authorized credit facilities	1,455	990
Draws on credit facilities	(494)	(268)
Issued letters of credit	(215)	(182)
Available portion of credit facilities	746	540
Available liquidity	$977	$677

Long-term debt and credit facilities

The following table summarizes our principal repayments and maturities as at June 30, 2013:

(MILLIONS)	Balance of 2013	2014	2015	2016	2017	Thereafter	Total
Principal repayments
Subsidiary borrowings	$67	$519	$505	$263	$577	$3,115	$5,046
Corporate borrowings and
credit facilities	-	-	-	779	-	1,141	1,920
Equity-accounted investments	-	-	35	1	126	8	170
	$67	$519	$540	$1,043	$703	$4,264	$7,136

Subsidiary borrowings maturing in 2014 include $125 million on a New England hydroelectric facility and $250 million on a recently acquired portfolio of hydroelectric facilities in the United States.  All borrowings are expected to be refinanced in the normal course.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Jun 30	Dec 31	Jun 30	Dec 31
	2013	2012	2013	2012
Corporate borrowings	8.2	8.7	5.3	5.3
Subsidiary borrowings	12.3	11.8	6.0	6.4
Credit facilities	3.3	3.8	1.5	2.0

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

CONTRACT PROFILE

We have a predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 19 years, combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in funds from operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

As at June 30, 2013, we had contracted 92% of the 2013 generation output at an average price of $80 per MWh. The following table sets out contracts over the next five years for generation output from existing facilities assuming long-term average hydrology and wind conditions:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2013	2014	2015	2016	2017
Generation (GWh)
Contracted(1)
Hydroelectric(2)	7,883	15,839	14,204	13,968	13,350
Wind energy	1,174	2,490	2,490	2,489	2,489
Other	195	134	-	-	-
	9,252	18,463	16,694	16,457	15,839
Uncontracted	836	3,093	4,745	4,955	5,573
Total long-term average	10,088	21,556	21,439	21,412	21,412
Long-term average on a proportionate basis(3)	8,336	17,727	17,598	17,571	17,571

Contracted generation – as at June 30
% of total generation	92%	86%	78%	77%	74%
% of total generation on a proportionate basis(3)	95%	92%	85%	84%	81%

Price per MWh	$80	$82	$84	$85	$83
(1)	Assets under construction are included when long-term average and pricing details are available and the commercial operations date is established in a definitive construction contract.
(2)	Long-term average for 2014 to 2017 includes generation from one facility in Canada that is currently under construction with estimated commercial operation date in mid-2014.
(3)	Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

The majority of the long-term power purchase agreements are with investment-grade rated or creditworthy counterparties such as Brookfield Asset Management and its subsidiaries (43%), government-owned utilities or power authorities (24%), industrial power users (27%) and distribution companies (6%), with all percentages as at June 30, 2013.

Over the next three years we have on average approximately  3,717 GWh of energy annually which is uncontracted. All energy can be sold in the wholesale or bilateral market, however we intend to maintain flexibility in re-contracting to position ourselves to achieve the most optimal pricing.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the consolidated balance sheets:

	Jun 30	Dec 31
(MILLIONS)	2013	2012
Property, plant and equipment, at fair value	$16,287	$15,658
Equity-accounted investments	318	344
Total assets	17,664	16,925
Long-term debt and credit facilities	6,923	6,119
Deferred income tax liabilities	2,377	2,349
Total liabilities	9,900	9,117
Preferred equity	804	500
Participating non-controlling interests - in operating subsidiaries	1,019	1,028
General partnership interest in a holding subsidiary held by Brookfield	59	63
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	2,904	3,070
Limited partners' equity	2,978	3,147
Total liabilities and equity	17,664	16,925

CAPITAL EXPENDITURES

Total sustaining capital expenditures are in line with the long-term plan for 2013 and are expected to be between $50 million to $70 million annually.

Project costs on the 45 MW hydroelectric project in British Columbia are expected to be $200 million. The project is progressing on scope, schedule and budget.

GUARANTEES

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries of Brookfield Renewable provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2013 letters of credit issued by subsidiaries of Brookfield Renewable amounted to $93 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnifications prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

OFF-BALANCE SHEET ARRANGEMENTS

Brookfield Renewable has no off-balance sheet financing arrangements.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.

Brookfield Renewable sells electricity to subsidiaries of Brookfield Asset Management through long-term power purchase agreements to provide stable cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with a subsidiary of Brookfield Asset Management which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield Asset Management have executed other agreements that are fully described in Note 8 — Related Party Transactions in our December 31, 2012 audited consolidated financial statements.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2013	2012	2013	2012
Revenues
Purchase and revenue support agreements	$134	$96	$237	$235
Wind levelization agreement	1	2	2	-
	$135	$98	$239	$235
Direct operating costs
Energy purchases	$(8)	$(13)	$(18)	$(30)
Energy marketing fee	(5)	(4)	(10)	(9)
Insurance services	(7)	(4)	(13)	(8)
	$(20)	$(21)	$(41)	$(47)
Management service costs	$(11)	$(8)	$(23)	$(15)

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2013	2012	2013	2012
Cash flow provided by (used in):
Operating activities	$229	90	$430	$294
Financing activities	(126)	(132)	29	(198)
Investing activities	(93)	89	(359)	(78)
Foreign exchange (loss) on cash held in foreign currencies	(6)	(15)	(6)	(8)
Increase in cash and cash equivalents	$4	$32	$94	$10

Cash and cash equivalents as at June 30, 2013 totaled $231 million, representing an increase of $94 million since December 31, 2012.

Operating Activities

Cash flows provided by operating activities totaled $229 million for the three months ended June 30, 2013, resulting in a year-over-year increase of $139 million.

Cash flows provided by operating activities totaled $430 million for six months ended June 30, 2013, resulting in a year-over-year increase of $136 million.

The increases are primarily attributable to funds from operations and net changes in working capital balances.

Financing Activities

Cash flows used in financing activities totaled $126 million for the three months ended June 30, 2013. The net repayments on existing borrowings totaling $173 million were partially offset by the capital provided from the issuance of C$175 million Series 6 Class A Preference Shares.

For the three months ended June 30, 2013 cash distributions to shareholders and preferred shareholders were $96 million and $8 million, respectively (2012: $89 million and $4 million, respectively). The remaining $17 million in distributions related to participating non-controlling interests - in operating subsidiaries (2012: $23 million).

Cash flows provided by financing activities totaled $29 million for the six months ended June 30, 2013. Long-term debt and credit facilities increased by $1.1 billion due to the growth in our portfolio and re-financings at two Ontario wind facilities. Repayments related to subsidiary borrowings were approximately $1.2 billion. The capital provided is from the issuance of C$175 million of Series 5 and Series 6 Class A Preference Shares.

For the six months ended June 30, 2013 cash distributions to shareholders and preferred shareholders were $187 million and $15 million, respectively (2012: $179 million and $7 million, respectively). The remaining $79 million in distributions was related to participating non-controlling interests - in operating subsidiaries (2012: $23 million).

Investing Activities

Cash flows used in investing activities for the three months June 30, 2013 totaled $93 million and related primarily to the continued investment in construction of our renewable power generating assets of $53 million, sustaining capital expenditures of $13 million and $15 million related to the acquisition of remaining 7% stake in Western Wind.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Cash flows used in investing activities for the six months ended June 30, 2013 totaled $359 million.  Our investments were with respect to the acquisition of 443 MW of hydroelectric facilities and 165 MW of wind portfolio that when combined totaled $243 million. In addition, our investment in construction of renewable power generating assets amounted to $80 million and sustainable capital expenditures totaled $21 million.

NON-CONTROLLING INTERESTS

Preferred equity

In January 2013 and May 2013 we issued C$175 million of Series 5 and Series 6 Class A preference shares with fixed, annual, cumulative dividends yielding 5%. The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

For the three and six months ended June 30, 2013, dividends declared on all series of preference shares were $10 million and $17 million respectively (2012: $4 million and $7 million).

As at June 30, 2013, no preference shares have been redeemed.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold. During the six months ended June 30, 2013, no incentive distributions were paid.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable Partnership Units to Brookfield Asset Management, which may at the request of the holder, require BRELP to redeem these units for cash consideration after a mandatory two-year holding period from the date of issuance. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable Partnership Units for LP Units, the Redeemable/Exchangeable Partnership Units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified as equity, and not as a liability.

For the three and six months ended June 30, 2013, BRELP declared distributions on Redeemable/Exchangeable Partnership Unit to Brookfield Asset Management of $47 million and $94 million respectively (2012: $45 million and $89 million).

As at June 30, 2013, Redeemable/Exchangeable Partnership Units outstanding were 129,658,623.

LIMITED PARTNERS’ EQUITY

A secondary offering was completed during the first quarter of 2013 in which Brookfield Asset Management sold 8,065,000 of its LP Units at an offering price of C$31.00 per LP Unit. As a result, Brookfield Asset Management now owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 65% of Brookfield Renewable on a fully-exchanged basis. The fully-exchanged amounts assume the exchange of LP Units for the participating non-controlling interests in BRELP, which may or may not occur since Brookfield can elect to continue to hold its direct interest in BRELP through Redeemable/Exchangeable partnership units rather than exchanging this interest for LP Units.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Brookfield Renewable maintains a distribution reinvestment plan, which allows holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. The LP Units increased by 18,250 and 35,953, respectively for the three and six months ended June 30, 2013 (2012: 45,772 and 45,772, respectively).

As at June 30, 2013, the total amount of LP Units outstanding were 132,937,869.

Distributions

For the three and six months ended June 30, 2013, Brookfield Renewable declared distributions on its LP Units of $48 million and $96 million or $0.3625 and $0.725 per LP Unit (2012: $47 million and $92 million or $0.345 and $0.69 per LP Unit).

The composition of the distribution is presented in the following table:
(MILLIONS)	Three months ended Jun 30		Six months ended Jun 30
	2013	2012	2013	2012
Brookfield Asset Management	$15	$17	$29	$33
External LP Unitholders	33	30	67	59
	$48	$47	$96	$92

During the six months ended June 30, 2013, unitholder distributions were increased to $1.45 per unit from $1.38 per unit, on an annualized basis.

CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The consolidated annual financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Significant Accounting Policies in our audited consolidated financial statements for the year ended December 31, 2012 are considered critical accounting estimates as defined in regulation 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans in Mississagi Power Trust and Great Lakes Power Limited. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the analysis of business and environmental risks section of the 2012 Annual report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances. Actual results could differ from those estimates.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments
IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

The following new accounting standards were applied or adopted by Brookfield Renewable during the year and overall had no material impact on the interim financial statements. See Note 2 (c) – Significant accounting policies in our interim consolidated financial statements and Note 2 (q) – Future changes in accounting policies in the audited consolidated financial statements for the year ended December 31, 2012.

•	IAS 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1,
•	IFRS 10, Consolidated Financial Statements,
•	IFRS 11, Joint Arrangements, and IAS 28, Investment in Associates and Joint Ventures,
•	IFRS 12, Disclosure of Interests in Other Entities,
•	IFRS 13, Fair Value Measurement,
•	IAS 19, Employee Benefits (Revised 2011) (IAS 19R), and
•	IAS 34, Interim financial reporting and segment information for total assets and liabilities

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2013			2012		2011
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4 (1)	Q3 (1)
Generation (GWh)(2)	6,265	5,535	4,053	2,971	4,101	4,817	3,848	3,614
Revenues	$484	$437	$317	$229	$337	$426	$267	$280
Adjusted EBITDA(3)	357	319	195	118	221	318	154	197
Funds from operations(3)	187	162	74	11	87	175	34	79
Net (loss) income:
Non-controlling interests
Preferred equity	10	7	6	4	3	3	3	3
Participating non-controlling interests - in operating
subsidiaries	24	16	(14)	(11)	(14)	(1)	1	7
General partnership interest in a holding subsidiary held by
Brookfield	-	1	(1)	-	-	-	(1)	(3)
Participating non-controlling interests - in a holding
subsidiary -
Redeemable/Exchangeable
units held by Brookfield	22	30	(27)	(26)	4	14	(44)	(123)
Limited partners' equity	22	31	(28)	(26)	4	15	(45)	(126)
	78	85	(64)	(59)	(3)	31	(86)	(242)
Basic and diluted earnings (loss)
income per LP Unit4)	0.17	0.23	(0.20)	(0.20)	0.03	0.11	(0.33)	(0.95)
Distributions:
Preferred equity	10	7	6	3	4	3	3	3
General partnership interest in a holding
subsidiary held by Brookfield	1	1	1	1	1	1	1	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by Brookfield	47	47	45	45	45	44	43	-
Limited partners' equity	48	48	45	46	47	45	45	-
(1)
Comparative quarterly consolidated financial information for the year ended December 31, 2011 was revised to reflect adjustments, primarily related to deferred income tax and foreign currency translation, which were identified through the completion of the Combination. The adjustments do not impact the comparative annual consolidated financial information for the year ended December 31, 2011.

(2)	Actual generation includes 100% of generation from equity-accounted investments.
(3)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(4)	Average LP Units outstanding during 2013 and 2012 totaled 132.9 million (2011: 132.8 million).

RISK FACTORS

For a discussion on risks affecting our business, see our Annual Information Form, Form 20-F and other public disclosures which can be accessed on SEDAR and EDGAR.

ADDITIONAL INFORMATION

Additional information, including our Annual Information Form filed with securities regulators in Canada and our Form 20-F filed with the Securities Exchange Commission, are available on our website at www.brookfieldrenewable.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A PRO FORMA BASIS ASSUMING LONG-TERM AVERAGE

Revenues on a pro forma basis are computed by using long-term average generation for each facility, and multiplied by the pricing in the respective power purchase agreements, where applicable. The majority of direct operating costs are fixed, regardless of changes in generation levels or revenue, except for certain items such as water royalty fees which are charged based on generation or revenues and will vary from time to time. The following table reflects Adjusted EBITDA and funds from operations, assuming long-term average generation:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2013	2012
Generation (GWh)	6,171	4,998	11,496	9,547
Revenues	$477	431	$906	$829
Other income	2	5	4	10
Share of cash earnings from equity-accounted investments	6	4	12	8
Direct operating costs	(134)	(131)	(260)	(245)
Adjusted EBITDA(1)	351	309	662	602
Interest expense – borrowings	(106)	(104)	(208)	(214)
Management service costs	(11)	(8)	(23)	(15)
Current income taxes	(8)	(7)	(11)	(13)
Less: cash portion of non-controlling interests
Preferred equity	(10)	(4)	(17)	(7)
Participating non-controlling interests - in operating subsidiaries	(31)	(15)	(61)	(27)
Funds from operations(1)	$185	$171	$342	$326
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, the future growth prospects, achieving long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of renewable asset class and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; general industry risks relating to the North American and Brazilian power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify and complete sufficient investment opportunities; the growth of our portfolio; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield’s key professionals.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any date subsequent to August 8, 2013, the date of this Interim Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form and Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This Interim Report contains references to Adjusted EBITDA, funds from operations and net asset value which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, funds from operations and net asset value used by other entities. We believe that Adjusted EBITDA, funds from operations and net asset value are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, funds from operations nor net asset value should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA and funds from operations to net income is presented in our Management’s Discussion and Analysis and in Note 14 — Segmented information in our interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

		Jun 30	Dec 31
		2013	2012
UNAUDITED			Restated
(MILLIONS)	Notes		(See Note 2(c))

Assets
Current assets
Cash and cash equivalents		$231	$137
Restricted cash		217	157
Trade receivables and other current assets		182	194
Due from related parties		52	34
		682	522
Due from related parties		-	22
Equity-accounted investments	6	318	344
Property, plant and equipment, at fair value	7	16,287	15,658
Intangible assets		37	44
Deferred income tax assets	10	100	81
Other long-term assets		240	254
		$17,664	$16,925
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$225	$207
Financial instrument liabilities	4	72	113
Due to related parties		116	109
Current portion of long-term debt	9	520	532
		933	961
Financial instrument liabilities	4	3	32
Long-term debt and credit facilities	9	6,403	5,587
Deferred income tax liabilities	10	2,377	2,349
Other long-term liabilities		184	188
		9,900	9,117
Equity
Non-controlling interests
Preferred equity	11	804	500
Participating non-controlling interests - in operating subsidiaries	11	1,019	1,028
General partnership interest in a holding subsidiary held by Brookfield	11	59	63
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	11	2,904	3,070
Limited partners' equity	12	2,978	3,147
		7,764	7,808
		$17,664	$16,925

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Three months ended Jun 30		Six months ended Jun 30
UNAUDITED (MILLIONS, EXCEPT PER UNIT AMOUNTS)		2013	2012	2013	2012
			Restated		Restated
	Notes	(see note 16)		(see note 16)
Revenues	5	$484	$337	$921	$763
Other income		2	5	4	10
Direct operating costs		(135)	(125)	(261)	(242)
Management service costs	5	(11)	(8)	(23)	(15)
Interest expense – borrowings		(106)	(104)	(208)	(214)
Share of earnings (loss) from equity-accounted investments	6	2	(1)	6	-
Unrealized financial instrument gain (loss)	4	3	(3)	19	(12)
Depreciation and amortization	7	(137)	(117)	(265)	(243)
Other	3	(6)	4	(8)	(9)
Income (loss) before income taxes		96	(12)	185	38
Income tax recovery/(expense)
Current	10	(8)	(7)	(11)	(13)
Deferred	10	(10)	16	(11)	3
		(18)	9	(22)	(10)
Net income (loss)		$78	$(3)	$163	$28
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	11	$10	$3	$17	$6
Participating non-controlling interests - in operating subsidiaries	11	24	(14)	40	(15)
General partnership interest in a holding subsidiary held by Brookfield	11	-	-	1	-
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	11	22	4	52	18
Limited partners' equity	12	22	4	53	19
		$78	$(3)	$163	$28
Basic and diluted earnings per LP Unit		$0.17	$0.03	$0.40	$0.14

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Three months ended Jun 30		Six months ended Jun 30
UNAUDITED (MILLIONS)		2013	2012	2013	2012
			Restated		Restated
	Notes	(See Note 2 (c) and 16)		(See Note 2 (c) and 16)
Net income (loss)		$78	$(3)	$163	$28
Other comprehensive income that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	6,7	-	70	-	53
Actuarial losses on defined benefit plans	2	-	-	-	(8)
Deferred income taxes on above items	10	-	(13)	-	1
Total items that will not be reclassified to net income (loss)		-	57	-	46
Other comprehensive income that may be reclassified to net income (loss)
Financial instruments designated as cash-flow hedges
Gains (losses) arising during the period	4	53	(20)	50	(3)
Reclassification adjustments for amounts recognized in net income (loss)	4	1	-	4	11
Foreign currency translation		(308)	(310)	(347)	(180)
Deferred income taxes on above items	10	(12)	4	(12)	(3)
Total items that may be reclassified subsequently to net income (loss)		(266)	(326)	(305)	(175)
Other comprehensive loss		(266)	(269)	(305)	(129)
Comprehensive loss		$(188)	$(272)	$(142)	$(101)
Comprehensive income (loss) attributable to:
Non-controlling interests
Preferred equity	11	$(19)	$(2)	$(28)	$7
Participating non-controlling interests - in operating subsidiaries	11	10	(16)	28	(16)
General partnership interest in a holding subsidiary held by Brookfield	11	(1)	(3)	(1)	(2)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	11	(88)	(124)	(70)	(45)
Limited partners' equity	12	(90)	(127)	(71)	(45)
		$(188)	$(272)	$(142)	$(101)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield
THREE MONTHS ENDED JUNE 30 UNAUDITED (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Total limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries			Total equity
Balance, as at March 31, 2012	$(39)	$253	$3,020	$-	$(25)	$3,209	$247	$760	$64	$3,135	$7,415
Effect of retrospectively adopting IAS 19R	-	-	-	(11)	-	(11)	-	-	-	(11)	(22)
Balance at March 31, 2012 (restated)	$(39)	$253	$3,020	$(11)	$(25)	$3,198	$247	$760	$64	$3,124	$7,393
Net income (loss)	4	-	-	-	-	4	3	(14)	-	4	(3)
Other comprehensive income (loss)	-	(142)	19	-	(8)	(131)	(5)	(2)	(3)	(128)	(269)
Distributions	(47)	-	-	-	-	(47)	(4)	(23)	(1)	(45)	(120)
Other	1	-	-	-	-	1	1	3	-	-	5
Change in period	(42)	(142)	19	-	(8)	(173)	(5)	(36)	(4)	(169)	(387)
Balance, as at June 30, 2012 (restated)	$(81)	$111	$3,039	$(11)	$(33)	$3,025	$242	$724	$60	$2,955	$7,006

Balance as at March 31, 2013	$(231)	$113	$3,271	$(11)	$(25)	$3,117	$659	$1,027	$62	$3,041	$7,906
Net income	22	-	-	-	-	22	10	24	-	22	78
Other comprehensive income (loss)	-	(128)	-	-	16	(112)	(29)	(14)	(1)	(110)	(266)
Shares issued	-	-	-	-	-	-	174	-	-	-	174
Distributions	(48)	-	-	-	-	(48)	(10)	(18)	(1)	(47)	(124)
Contributions and other	(1)	-	-	-	-	(1)	-	-	(1)	(2)	(4)
Change in period	(27)	(128)	-	-	16	(139)	145	(8)	(3)	(137)	(142)
Balance, as at June 30, 2013	$(258)	$(15)	$3,271	$(11)	$(9)	$2,978	$804	$1,019	$59	$2,904	$7,764

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield
SIX MONTHS ENDED JUNE 30 UNAUDITED (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Total limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries			Total equity
Balance, as at January 1, 2012	$(9)	$194	$3,015	$-	$(31)	$3,169	$241	$629	$64	$3,097	$7,200
Effect of retrospectively adopting IAS 19R	-	-	-	(8)	-	(8)	-	-	-	(8)	(16)
Balance at January 1, 2012 (restated)	$(9)	$194	$3,015	$(8)	$(31)	$3,161	$241	$629	$64	$3,089	$7,184
Net income (loss)	19	-	-	-	-	19	6	(15)	-	18	28
Other comprehensive income (loss)	-	(83)	24	(3)	(2)	(64)	1	(1)	(2)	(63)	(129)
Acquisitions	-	-	-	-	-	-	-	129	-	-	129
Distributions	(92)	-	-	-	-	(92)	(7)	(23)	(2)	(89)	(213)
Other	1	-	-	-	-	1	1	5	-	-	7
Change in period	(72)	(83)	24	(3)	(2)	(136)	1	95	(4)	(134)	(178)
Balance, as at June 30, 2012 (restated)	$(81)	$111	$3,039	$(11)	$(33)	$3,025	$242	$724	$60	$2,955	$7,006

Balance, as at January 1, 2013	$(227)	$125	$3,285	$-	$(25)	$3,158	$500	$1,028	$63	$3,081	$7,830
Effect of retrospectively adopting IAS 19R	-	-	-	(11)	-	(11)	-	-	-	(11)	(22)
Balance as at January 1, 2013 (restated)	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	53	-	-	-	-	53	17	40	1	52	163
Other comprehensive income (loss)	-	(140)	-	-	16	(124)	(45)	(12)	(2)	(122)	(305)
Shares issued	-	-	-	-	-	-	349	-	-	-	349
Acquisitions (note 3)	14	-	(14)	-	-	-	-	-	-	-	-
Distributions	(96)	-	-	-	-	(96)	(17)	(80)	(2)	(94)	(289)
Contributions and other	(2)	-	-	-	-	(2)	-	43	(1)	(2)	38
Change in period	(31)	(140)	(14)	-	16	(169)	304	(9)	(4)	(166)	(44)
Balance, as at June 30, 2013	$(258)	$(15)	$3,271	$(11)	$(9)	$2,978	$804	$1,019	$59	$2,904	$7,764

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Six months ended
UNAUDITED			Jun 30		Jun 30
(MILLIONS)	Notes	2013	2012	2013	2012
Operating activities
Net income (loss)		$78	$(3)	$163	$28
Adjustments for the following non-cash items:
Depreciation and amortization	7	137	117	265	243
Unrealized financial instrument (gain) loss	4	(3)	3	(19)	12
Share of (earnings) loss from equity accounted investments	6	(2)	1	(6)	-
Deferred income tax expense (recovery)	10	10	(16)	11	(3)
Other non-cash items		4	20	2	29
Dividends received from equity-accounted investments		3	7	6	7
Net change in working capital balances		2	(39)	8	(22)
		229	90	430	294
Financing activities
Long-term debt – borrowings	9	34	272	1,146	846
Long-term debt – repayments	9	(207)	(288)	(1,214)	(952)
Capital provided by participating non-controlling interests - in operating subsidiaries		-	-	41	117
Issuance of preferred equity	11	168	-	337	-
Distributions:
To participating non-controlling interests - in operating subsidiaries and preferred equity	11	(25)	(27)	(94)	(30)
To unitholders of Brookfield Renewable or BRELP	11,12	(96)	(89)	(187)	(179)
		(126)	(132)	29	(198)
Investing activities
Acquisitions	3	(15)	-	(243)	(162)
Investment in:
Sustaining capital expenditures		(13)	(13)	(21)	(25)
Development and construction of renewable power generating assets		(53)	(111)	(80)	(174)
Investment tax credits related to renewable power generating assets		-	115	-	115
Due to or from related parties		(11)	56	(10)	138
Restricted cash and other		(1)	42	(5)	30
		(93)	89	(359)	(78)
Foreign exchange loss on cash held in foreign currencies		(6)	(15)	(6)	(8)
Cash and cash equivalents
Increase		4	32	94	10
Balance, beginning of period		227	203	137	225
Balance, end of period		$231	$235	$231	$235
Supplemental cash flow information:
Interest paid		$158	$143	$197	$183
Interest received		2	4	4	10
Income taxes paid		5	5	19	11

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada and Brazil.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

2.  BASIS OF PREPARATION AND CHANGES TO BROOKFIELD RENEWABLE’S ACCOUNTING POLICIES

(a) Statement of compliance

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2012, with the exception of the changes in accounting policy related to IAS 19, Employee Benefits.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s audited 2012 annual consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on August 7, 2013.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

(c) New standards, interpretations and amendments adopted by Brookfield Renewable

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of Brookfield Renewable’s audited 2012 annual consolidated financial statements, except for the adoption of new standards and interpretations effective January 1, 2013.

The following new accounting standards applied or adopted had no material impact on the interim consolidated financial statements. Please see Note 2 (q) – Future changes in accounting policies in the audited consolidated financial statements for the year ended December 31, 2012.

•	IFRS 10, Consolidated Financial Statements,
•	IFRS 11, Joint Arrangements, and IAS 28, Investment in Associates and Joint Ventures,
•	IFRS 12, Disclosure of Interests in Other Entities,
•	IFRS 13, Fair Value Measurement, and
•	IAS 34, Interim financial reporting and segment information for total assets and liabilities

Brookfield Renewable applied, for the first time, certain standards and amendments that require restatement of previous financial statements. These include IAS 19 (Revised 2011), Employee Benefits, and amendments to IAS 1, Presentation of Financial Statements. The nature and the impact of the new standard/amendment are described below:

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of power generating assets). The amendment affected presentation only and had no impact on Brookfield Renewable’s financial position or performance.

IAS 19 Employee Benefits (Revised 2011)  (IAS 19R)

IAS 19R introduced amendments to the accounting for defined benefit plans, including the treatment of actuarial gains and losses that are now recognised in OCI and permanently excluded from profit and loss. Also, expected returns on plan assets are no longer recognised in profit or loss, instead there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation.

Brookfield Renewable assessed its accounting policy on the recognition of actuarial gains and losses from its defined benefit plans. Brookfield Renewable previously recognized the net cumulative unrecognised actuarial gains and losses, which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

The adoption of IAS 19R, Employee Benefits, required Brookfield Renewable to retroactively restate its consolidated financial statements. The following table summarizes these amounts:

	As at December 31, 2012			As at January 1, 2012
	Previously			Previously
(MILLIONS)	presented	Adjustment	Restated	presented	Adjustment	Restated
Consolidated Balance Sheets:
Other long-term liabilities	$157	$31	$188	$164	$23	$187
Deferred income tax liabilities	2,358	(9)	2,349	2,374	(7)	2,367
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	3,081	(11)	3,070	3,097	(8)	3,089
Limited partners' equity	3,158	(11)	3,147	3,169	(8)	3,161

Consolidated Statements of Changes in Equity:
Actuarial losses on defined benefit plans	$-	$(11)	$(11)

For the six months ended June 30, 2012
Consolidated Statements of Comprehensive Income (Loss):
Actuarial losses on defined benefit plans	$-	$(8)	$(8)
Deferred income taxes on above items, net	(4)	2	(2)

There was no impact to earnings per LP Unit.

(d) Future changes

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the 2012 annual consolidated financial statements.

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Northeastern United States Hydroelectric Generation Assets

In March 2013, Brookfield Renewable acquired a 100% interest in a portfolio of hydroelectric generation facilities, located in New England.  Total consideration paid of $57 million included $55 million in cash and $2 million related to the pre-closing payments and working capital adjustments.  Holding and project level notes, with a face value of $700 million, were also assumed.  The acquisition costs of $7 million were expensed as incurred.  Upon the closing of a private fund sponsored by Brookfield Asset Management, up to 50% of the equity interest in the portfolio will be offered for transfer to non-Brookfield institutional partners.

California Wind Generation Assets

In August 2012, Brookfield Renewable acquired 16% of the outstanding common shares of Western Wind Energy Corp. (“Western Wind”) for a total cash consideration of $25 million.

On March 1, 2013, the Board of Directors were replaced by directors appointed by Brookfield Renewable and, as a result Brookfield Renewable began consolidating the operating results, cash flows and net assets of Western Wind.  Further, Brookfield Renewable was required to re-measure its previously held 16% interest to fair value, and the net impact of this re-measurement was not material.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

On March 7, 2013, Brookfield Renewable increased its ownership to 93% of the outstanding common shares for additional cash consideration of $143 million.  As Brookfield Renewable held more than 90% of the common shares, on May 21, 2013, it acquired all of the remaining common shares on the same terms that the common shares were acquired under the Offer, for additional cash consideration of $15 million.  The common shares of Western Wind were delisted from the TSX Venture Exchange on May 24, 2013.

Canadian Hydroelectric Generation Asset

In March 2013, Brookfield Renewable acquired the remaining 50% interest, previously held by its partner, in a hydroelectric generation facility in Canada taking its total investment to 100% (the “Step Acquisition”).

The Step Acquisition included cash consideration of $32 million and the assumption of the partner’s portion of the non-recourse debt.  Prior to the Step Acquisition, Brookfield Renewable’s financial interest amounted to $22 million.  Brookfield Renewable re-measured its previously held 50% interest to fair value and reversed any amounts previously recorded in OCI.  In addition, $30 million related to revaluation surplus on the initial 50% interest was reclassified within equity of which $14 million related to limited partners’ equity.

Purchase price allocations, at fair values, with respect to the acquisitions were as follows:

(MILLIONS)	Northeastern United States	California	Canada	Total
Cash and cash equivalents	$-	$2	$6	$8
Restricted cash	32	8	-	40
Other current assets	12	9	9	30
Property, plant and equipment	721	444	213	1,378
Other long-term assets	22	30	-	52
Current liabilities	(10)	(26)	(29)	(65)
Long-term debt	(720)	(250)	(105)	(1,075)
Other long-term liabilities	-	(31)	(39)	(70)
Non-controlling interests	-	(68)	-	(68)
Net assets acquired	$57	$118	$55	$230

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within twelve months of the acquisition date.

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Risk Management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2012 audited annual consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Financial Instrument Disclosures

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.

Fair values determined using the valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates.  In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

Financial instruments measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable’s financial assets and financial liabilities measured at fair value classified by the fair value hierarchy:

	Jun 30, 2013				Dec 31, 2012
(MILLIONS)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$231	$-	$-	$231	$137
Restricted cash	217	-		217	157
Available-for-sale investments(1)	-	-	-	-	26
Financial instrument liabilities
Energy derivative contracts	-	(6)	-	(6)	(13)
Interest rate swaps	-	(69)	-	(69)	(132)
Total	$448	$(75)	$-	$373	$175
(1)	Available-for-sale investments represent an investment in securities of Western Wind and were included in Other long-term assets.

There were no transfers between levels during the three and six months ended June 30, 2013.

The aggregate amount of Brookfield Renewable’s financial instrument positions are as follows:

	Jun 30, 2013			Dec 31, 2012
(MILLIONS)	Asset	Liabilities	Net Liabilities	Net Liabilities
Energy derivative contracts	$15	$21	$6	$13
Interest rate swaps	12	81	69	132
Total	27	102	75	145
Less: current portion	15	87	72	113
Long-term portion	$12	$15	$3	$32

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation.  Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the three and six months ended June 30, 2013, unrealized gains of $1 million and $10 million, respectively, were recognized in the statement of income (loss) (2012: unrealized gains of $8 million and $7 million, respectively).

Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

For the three and six months ended June 30, 2013, unrealized gains of $2 million and $9 million respectively were recognized in the statement of income (loss), (2012: unrealized losses of $11 million and $19 million, respectively). For the three and six months ended June 30, 2013, unrealized gains of $51 million and $48 million, respectively, were recognized in OCI (2012: unrealized loss of $19 million and $2 million, respectively).

For the three and six months ended June 30, 2013, gains of $1 million and $4 million, respectively, relating to cash flow hedges were reclassified from OCI to net income (loss) (2012: gains of nil and $11 million, respectively).

5.  RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2013	2012	2013	2012
Revenues
Purchase and revenue support agreements	$134	$96	$237	$235
Wind levelization agreement	1	2	2	-
	$135	$98	$239	$235
Direct operating costs
Energy purchases	$(8)	$(13)	$(18)	$(30)
Energy marketing fee	(5)	(4)	(10)	(9)
Insurance services	(7)	(4)	(13)	(8)
	$(20)	$(21)	$(41)	$(47)
Management service costs	$(11)	$(8)	$(23)	$(15)

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

6.  EQUITY-ACCOUNTED INVESTMENTS

The following table presents the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Six months ended	Year ended
(MILLIONS)	Jun 30, 2013	Jun 30, 2013	Dec 31, 2012
Balance, beginning of period	$326	$344	$405
Step acquisitions	-	(22)	(63)
Revaluation recognized through OCI	-	-	16
Share of OCI	2	2	-
Share of net income (loss)	2	6	(5)
Dividends received	(3)	(6)	(12)
Foreign exchange loss	(9)	(9)	(5)
Other	-	3	8
Balance, end of period	$318	$318	$344

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2013	2012	2013	2012
Revenue	$26	$30	$59	$53
Net income (loss)	5	(3)	12	-
Share of net income (loss)
Cash earnings	6	4	12	8
Non-cash loss	(4)	(5)	(6)	(8)

7.  PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The composition of the net book value of Brookfield Renewable’s property, plant and equipment, is presented in the following table:

(MILLIONS)	Hydroelectric	Wind energy	CWIP	Other(1)	Total
As at December 31, 2012	$12,947	$2,249	$392	$70	$15,658
Foreign exchange	(493)	(76)	(17)	(3)	(589)
Additions(2)	932	421	130	-	1,483
Transfers and other	109	(6)	(107)	-	(4)
Depreciation(3)	(188)	(67)	-	(6)	(261)
As at June 30, 2013	$13,307	$2,521	$398	$61	$16,287
(1)	Included in “Other” are gas-fired generating (“co-gen”) units.
(2)	Includes acquisitions of $1,378 (Note 3).
(3)	Assets not subject to depreciation include construction work in process (“CWIP”) and land.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

8.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The composition of accounts payable and accrued liabilities are as follows:

	Jun 30	Dec 31
(MILLIONS)	2013	2012
Operating accrued liabilities	$114	$97
Interest payable on corporate and subsidiary borrowings	47	41
Accounts payable	13	23
LP Unitholders’ distribution and preferred dividends payable	40	34
Other	11	12
	$225	$207

9.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Jun 30, 2013			Dec 31, 2012
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)		Interest rate (%)	Term (years)
Corporate borrowings
Series 3 (CDN$200)	5.3	5.4	$190	5.3	5.8	$202
Series 4 (CDN$150)	5.8	23.4	143	5.8	23.9	151
Series 6 (CDN$300)	6.1	3.4	285	6.1	3.9	302
Series 7 (CDN$450)	5.1	7.3	428	5.1	7.8	454
Series 8 (CDN$400)	4.8	8.6	380	4.8	9.1	403
	5.3	8.2	$1,426	5.3	8.7	$1,512
Subsidiary borrowings
United States	6.1	10.2	$2,861	6.4	11.4	$2,264
Canada	5.8	15.6	1,918	5.9	12.7	1,781
Brazil	7.5	11.2	267	8.5	9.7	348
	6.0	12.3	$5,046	6.4	11.8	$4,393
Credit facilities(1)	1.5	3.3	$494	2.0	3.8	$268
Total debt			$6,966			$6,173
Add: Unamortized premiums(2)			14			-
Less: Unamortized financing fees(2)			(57)			(54)
Less: Current portion			(520)			(532)
			$6,403			$5,587
(1)	Amounts are unsecured and revolving. Interest rate is at the London Interbank Offered Rate (“LIBOR”) plus 1.25% (2012: 1.75%).
(2)	Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 13 – Subsidiary Public Issuers).  The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture.  The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary.  Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of TJLP, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In February 2013, Brookfield Renewable refinanced indebtedness associated with a 166 MW Ontario wind facility through a C$450 million loan for a term of 18 years at 5.1%.

In February 2013, a subsidiary of Brookfield Renewable issued a $75 million floating rate credit facility maturing in 2015.

In March 2013, Brookfield Renewable refinanced indebtedness associated with a 51 MW Ontario wind facility through a C$130 million loan for a term of 19 years at 5.0%.

In March 2013, Brookfield Renewable purchased 88% of the $575 million in operating company notes outstanding with respect to a recently acquired hydroelectric portfolio in Maine. In May 2013, Brookfield Renewable purchased 100% of the $125 million of holding level notes with respect to the same facilities. Brookfield Renewable financed a portion of the tendered notes through a 24-month, bridge loan of up to $350 million.

As part of the acquisition of wind assets in California, Brookfield Renewable assumed an aggregate of $250 million in subsidiary borrowings, of which $200 million is subject to a fixed interest rate of 7.2% and matures in 2032.

With the Step Acquisition and the assumption of the other partners’ portion of the non-recourse debt, Brookfield Renewable increased subsidiary borrowings by $96 million. The debt matures in 2016 and bears a fixed interest rate of 6.5%.

Net repayments of $647 million made during the six months ended June 30, 2013 were primarily funded from proceeds of preferred share issuance and funds from operations.

Credit facilities

In May 2013, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility, expiring in December 2013, at LIBOR plus 2%.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

In June 2013 Brookfield Renewable expanded its revolving credit facilities from $990 million to $1,255 million on terms and conditions similar to those on the existing facilities. All facilities have an expiry of October 31, 2016, subject to additional one-year extensions, with the exception of the most recent increase which expires on October 31, 2017.

Brookfield Renewable and its subsidiaries issue letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

	Jun 30	Dec 31
(MILLIONS)	2013	2012
Available revolving credit facilities	$1,455	$990
Drawings	(494)	(268)
Issued letters of credit	(215)	(182)
Unutilized revolving credit facilities	$746	$540

Net draws of $226 million were made during the six months ended June 30, 2013. The draws were primarily used for general corporate purpose and to fund portfolio growth.

10.  INCOME TAXES

Brookfield Renewable’s effective income tax rate was 11.9% for the six months ended June 30, 2013 (2012: 26.3%).  The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

11. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Jun 30	Dec 31
(MILLIONS)	2013	2012
Preferred equity	$804	$500
Participating non-controlling interests - in operating subsidiaries	1,019	1,028
General partnership interest in a holding subsidiary held by Brookfield	59	63
Participating non-controlling interests - in a holding subsidiary- Redeemable/Exchangeable units held by Brookfield	2,904	3,070
Total	$4,786	$4,661

Preferred equity

In January 2013 and May 2013, Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) issued 7 million of Series 5 and Series 6 perpetual preferred shares respectively at a price of C$25 per share. The holders of the preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.25 per share, for a yield of 5%.

Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”), and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on the preferred shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

For the three and six months ended June 30, 2013, dividends declared on the issued preferred shares were $10 million and $17 million respectively (2012: $4 million and $7 million).

As at June 30, 2013, none of the issued preferred shares have been redeemed.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	The Catalyst Group	Brascan Energetica	Other	Total
As at December 31, 2011	$380	$167	$74	$8	$629
Net income (loss)	(44)	2	2	-	(40)
OCI	24	(28)	(7)	25	14
Acquisitions	447	-	(9)	8	446
Distributions	-	(18)	(6)	-	(24)
Other	(1)	-	4	-	3
As at December 31, 2012	$806	$123	$58	$41	$1,028
Net income	23	17	-	-	40
OCI	(5)	-	(5)	(2)	(12)
Acquisitions and contributions	42	-	-	1	43
Distributions	(78)	-	(2)	-	(80)
Other	-	-	1	(1)	-
As at June 30, 2013	$788	$140	$52	$39	$1,019
Interests held by third parties	75-80%	25%	20-30%	24-50%

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. For the three and six months ended June 30, 2013, BRELP declared $1 million and $2 million, respectively, in distributions on the general partnership interest (2012: $1 million and $2 million, respectively) and no incentive distributions have been paid since the formation of Brookfield Renewable.

Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration after a mandatory holding period expiring on November 28, 2013. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

As at June 30, 2013, Redeemable/Exchangeable Partnership Units outstanding were 129,658,623 (December 31, 2012: 129,658,623).

For the three and six months ended June 30, 2013, BRELP declared distributions on the Redeemable/Exchangeable Partnership Units held by Brookfield of $47 million and $94 million, respectively (2012: $45 million and $89 million, respectively).

12. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at June 30, 2013, LP Units outstanding were 132,937,869 (December 31, 2012: 132,901,916) including 40,026,986 (December 31, 2012: 48,091,986) held by Brookfield Asset Management. General partnership interests represent 0.01% of Brookfield Renewable.

During 2012, a distribution re-investment plan was implemented, allowing holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. During the three and six months ended June 30, 2013, respectively, 18,250 and 35,953 LP Units were issued (2012: 45,772 and 45,772 LP Units, respectively).

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and six months ended June 30, 2013, Brookfield Renewable declared distributions on its LP Units of $48 million and $96 million or $0.3625 per LP Unit and $0.725 per LP Unit, respectively (2012: $47 million and $92 million or $0.345 and $0.69 per LP Unit).

The composition of the distribution is presented in the following table:
(MILLIONS)	Three months ended Jun 30		Six months ended Jun 30
	2013	2012	2013	2012
Brookfield Asset Management	$15	$17	$29	$33
External LP Unitholders	33	30	67	59
	$48	$47	$96	$92

In March 2013, unitholder distributions were increased to $1.45 per unit from $1.38 per unit, on an annualized basis.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

13.  SUBSIDIARY PUBLIC ISSUERS

See Note 9 – Long-term debt and credit facilities for additional details regarding issuances of mid-term corporate notes. See Note 11 – Non-controlling Interests for additional details regarding the issuances of Class A Preference Shares.

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Brookfield Renewable Energy Partners ULC (“BREP Finance”):

(MILLIONS)	Brookfield Renewable	BRP Equity	BREP Finance	Other Subsidiaries(1)	Consolidating adjustments(2)	Brookfield Renewable consolidated
As at June 30, 2013:
Current assets	$48	$-	$1,443	$687	$(1,496)	$682
Long-term assets	2,978	793	-	16,977	(3,766)	16,982
Current liabilities	48	10	17	2,320	(1,462)	933
Long-term liabilities	-	-	1,419	8,335	(787)	8,967
Preferred equity	-	804	-	-	-	804
Participating non-controlling interests - in operating subsidiaries	-	-	-	1,019	-	1,019
Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield	-	-	-	2,904	-	2,904
As at December 31, 2012:
Current assets	$46	$-	$1,528	$530	$(1,582)	$522
Long-term assets	3,153	495	-	16,398	(3,643)	16,403
Current liabilities	52	7	16	2,468	(1,582)	961
Long-term liabilities	-	-	1,506	7,142	(492)	8,156
Preferred equity	-	500	-	-	-	500
Participating non-controlling interests - in operating subsidiaries	-	-	-	1,028	-	1,028
Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield	-	-	-	3,070	-	3,070
(1)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.
(2)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

(MILLIONS)	Brookfield Renewable	BRP Equity	BREP Finance	Other Subsidiaries(1)	Consolidating adjustments(2)	Brookfield Renewable consolidated
For the three months ended June 30, 2013
Revenues	$-	$-	$-	$484	$-	$484
Net income (loss)	22	-	-	78	(22)	78
For the three months ended June 30, 2012
Revenues	$-	$-	$-	$337	$-	$337
Net income (loss)	4	1	(1)	(3)	(4)	(3)

For the six months ended Jun 30, 2013
Revenues	$-	$-	$-	$921	$-	$921
Net income (loss)	53	-	1	162	(53)	163
For the six months ended Jun 30, 2012
Revenues	$-	$-	$-	$763	$-	$763
Net income (loss)	19	1	(2)	29	(19)	28
(1)
Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance, general partnership interest in a holding subsidiary held by Brookfield and participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield.

(2)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

14.  SEGMENTED INFORMATION

Brookfield Renewable operates renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, wind farms located in the United States and Canada and a pumped storage hydroelectric facility located in the United States. Brookfield Renewable also operates two natural gas-fired co-gen facilities. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and wind are further evaluated by major region (United States, Canada and Brazil). “Equity-accounted investments” includes Brookfield Renewable’s interest in hydroelectric facilities. The “Other” segment includes CWIP and corporate costs.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of the audited 2012 consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, amortization and management service costs and the cash portion of non-controlling interests (“Adjusted EBITDA”). Funds from operations is defined as Adjusted EBITDA less interest, current income taxes and management service cost, which is then adjusted for the cash portion of non-controlling interests included in funds from operations. Transactions between the reportable segments occur at fair value.

	Hydroelectric			Wind energy
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Co-gen	Other	Total
For the three months ended June 30, 2013:
Revenues	$201	$107	$79	$50	$34	$13	$-	$484
Adjusted EBITDA	153	89	58	39	29	3	(14)	357
Interest expense - borrowings	(38)	(17)	(6)	(10)	(10)	-	(25)	(106)
Funds from operations prior to non-controlling interests	112	72	47	29	19	3	(50)	232
Cash portion of non-controlling interests	(16)	-	(5)	(14)	-	-	(10)	(45)
Funds from operations	96	72	42	15	19	3	(60)	187
Depreciation and amortization	(35)	(23)	(41)	(16)	(19)	(3)	-	(137)
For the three months ended June 30, 2012:
Revenues	$124	$65	$88	$18	$27	$15	$-	$337
Adjusted EBITDA	86	52	62	11	23	5	(18)	221
Interest expense - borrowings	(34)	(16)	(12)	(10)	(11)	-	(21)	(104)
Funds from operations prior to non-controlling interests	50	36	45	1	12	5	(47)	102
Cash portion on non-controlling interests	(5)	-	(5)	(1)	-	-	(4)	(15)
Funds from operations	45	36	40	-	12	5	(51)	87
Depreciation and amortization	(27)	(18)	(36)	(13)	(18)	(5)	-	(117)

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

	Hydroelectric			Wind energy
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Co-gen	Other	Total
For the six months ended June 30, 2013:
Revenues	$386	$201	$154	$73	$74	$33	$-	$921
Adjusted EBITDA	296	167	113	53	64	11	(28)	676
Interest expense - borrowings	(73)	(33)	(13)	(18)	(24)	-	(47)	(208)
Funds from operations prior to non-controlling interests	220	134	91	35	40	11	(97)	434
Cash portion of non-controlling interests	(42)	-	(7)	(19)	-	-	(17)	(85)
Funds from operations	178	134	84	16	40	11	(114)	349
Depreciation and amortization	(67)	(44)	(81)	(29)	(38)	(6)	-	(265)
For the six months ended June 30, 2012:
Revenues	$288	$165	$179	$25	$71	$35	$-	$763
Adjusted EBITDA	216	135	130	16	62	10	(30)	539
Interest expense - borrowings	(68)	(33)	(43)	(10)	(21)	-	(39)	(214)
Funds from operations prior to non-controlling interests	144	102	78	6	41	10	(84)	297
Cash portion on non-controlling interests	(16)	-	(8)	(4)	-	-	(7)	(35)
Funds from operations	128	102	70	2	41	10	(91)	262
Depreciation and amortization	(59)	(42)	(78)	(17)	(37)	(10)	-	(243)

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

The following table reconciles Adjusted EBITDA and funds from operations, presented in the above tables, to net income as presented in the interim consolidated statements of income (loss):

		Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	Notes	2013	2012	2013	2012
Revenues	5	$484	$337	$921	$763
Other income		2	5	4	10
Share of cash earnings from equity-accounted investments	6	6	4	12	8
Direct operating costs		(135)	(125)	(261)	(242)
Adjusted EBITDA		357	221	676	539
Interest expense - borrowings	9	(106)	(104)	(208)	(214)
Management service costs	5	(11)	(8)	(23)	(15)
Current income tax expense	10	(8)	(7)	(11)	(13)
Funds from operations prior to non-controlling interests		232	102	434	297
Less: cash portion of non-controlling interests
Preferred equity		(10)	(4)	(17)	(7)
Participating non-controlling interests - in operating subsidiaries		(35)	(11)	(68)	(28)
Funds from operations		187	87	349	262
Add: cash portion of non-controlling interests		45	15	85	35
Depreciation and amortization	7	(137)	(117)	(265)	(243)
Unrealized financial instruments gain (loss)	3,4	3	(3)	19	(12)
Share of non-cash loss from equity-accounted investments	6	(4)	(5)	(6)	(8)
Deferred income tax (expense) recovery	10	(10)	16	(11)	3
Other		(6)	4	(8)	(9)
Net income (loss)		$78	$(3)	$163	$28

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy		Equity- accounted investments	Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada
As at June 30, 2013:
Property, plant and equipment	$5,883	$5,044	$2,380	$1,222	$1,299	$-	$61	$398	$16,287
Total assets	6,223	5,156	2,674	1,302	1,328	318	68	595	17,664
Total borrowings	2,179	1,162	267	658	744	-	-	1,913	6,923
Total liabilities	3,415	2,183	463	731	1,024	-	8	2,076	9,900
For the six months ended June 30, 2013:
Additions to property, plant and equipment	725	207	-	421	-	-	-	130	1,483
As at December 31, 2012:
Property, plant and equipment	$5,244	$5,191	$2,526	$834	$1,410	$-	$71	$382	$15,658
Total assets	5,418	5,386	2,805	910	1,452	344	83	527	16,925
Total borrowings	1,784	1,126	348	460	629	-	-	1,772	6,119
Total liabilities	2,997	2,162	556	531	957	-	15	1,899	9,117
For the year ended December 31, 2012:
Additions to property, plant and equipment	621	85	147	610	14	-	5	-	1,482

15.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

Project costs on the 45 MW hydroelectric project in British Columbia are expected to total $200 million.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Long-term debt and credit facilities. As at June 30, 2013, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $93 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services.  Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees.  The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

16. RESTATEMENT

During the year ended December 31, 2012, Brookfield Renewable changed its accounting policy to reflect the Redeemable/Exchangeable Partnership Units issued to Brookfield Asset Management by BRELP as Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield since the Redeemable/Exchangeable Partnership Units provide Brookfield Asset Management the direct economic benefits and exposures to the underlying performance of BRELP. Brookfield Renewable also reclassified the general partnership interest in BRELP held by Brookfield Asset Management to non-controlling interests.

This restatement has no impact on Brookfield Renewable’s reported consolidated income (loss), income (loss) per LP Unit, comprehensive income (loss) or total equity.  The impact of this restatement on the consolidated balance sheet, statements of income (loss), comprehensive income (loss) and changes in equity as at June 30, 2012 and for the three and six months ended June 30, 2012 is shown in the following table.

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

The following table also includes Brookfield Renewable’s retroactive restatements to its consolidated financial statements resulting from the adoption of the amended IAS 19, Employee Benefits, as discussed in Note 2(c).

(MILLIONS)	Previously Presented	Adjustment	Change in accounting policy (Note 2(c))	Restated
As at and for the three and six months ended June 30 , 2012:
Consolidated Balance Sheet and Consolidated Statements of Changes in Equity
General partnership interest in a holding subsidiary held by Brookfield	$-	$60	$-	$60
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	-	2,966	(11)	2,955
Limited partners' equity	6,062	(3,026)	(11)	3,025

For the three months ended June 30, 2012:
Consolidated Statements of Income (Loss)
Net income attributable to:
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	$-	$4	$-	$4
Limited partners' equity	8	(4)	-	4

Consolidated Statements of Comprehensive Income (Loss)
Comprehensive income attributable to:
General partnership interest in a holding subsidiary held by Brookfield	$-	$(3)	$-	$(3)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	-	(124)	-	(124)
Limited partners' equity	(254)	127	-	(127)

For the six months ended June 30, 2012:
Consolidated Statements of Income (Loss)
Net income attributable to:
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	$-	$18	$-	$18
Limited partners' equity	37	(18)	-	19

Consolidated Statements of Comprehensive Income (Loss)
Comprehensive income attributable to:
General partnership interest in a holding subsidiary held by Brookfield	$-	$(2)	$-	$(2)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	-	(42)	(3)	(45)
Limited partners' equity	(86)	44	(3)	(45)

Brookfield Renewable Energy Partners L.P.	Q2 2013 Interim Report	June 30, 2013

GENERAL INFORMATION

Corporate Office

73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  +1(441) 294-3304
Fax: +1(441) 516-1988
www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Manager, BRP Energy Group L.P.

Harry Goldgut
Chairman of BRE Group

Richard Legault
President and Chief Executive Officer

Sachin Shah
Chief Financial Officer

Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
 9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: 1 (800) 564-6253
Fax Toll Free: 1 (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Energy Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
John Van Egmond
David Mann
Lou Maroun
Patricia Zuccotti
Lars Josefsson

Exchange Listing
TSX:    BEP.UN (L.P. Units)
NYSE: BEP (L.P. Units)
TSX:    BRF.PR.A (Preferred shares – Series 1)
TSX:    BRF.PR.C (Preferred shares – Series 3)
TSX:    BRF.PR.E (Preferred shares – Series 5)
TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com for more information. The 2012 Annual Report is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in Canada and United States through SEDAR at www.sedar.com and through EDGAR at www.sec.gov.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

TSX:

BEP.UN
www.brookfieldrenewable.com